Ferreyros S.A.A.

Av. Industrial 675
Lima 1, Perú
T 511.336.7070
F 511.336.8331
www.ferreyros.com.pe

Exemption pursuant to Rule 12g3-2(b) 82-4567

Submission of: **Other information**

Lima, July 6th, 2006

06015025

SUPPL

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

Ref: Important Issues

Dear Sirs:

Hereby we inform that the agreement reached by the Shareholders meeting held on March 28st, 2006 was legally formalized, through Public Deed dated on May 29th. 2006.

We inform that the delivery date for the new shares to be issued will be July 17th, 2006 .

The percentage of new shares will be 6.76915447558%

Faithfully yours,

Patricia Gas~~telumendi~~ Lukis
Finance Division Manager